News Release
For Immediate Release	Suite 1000, 205 Ninth Ave. S.E. Calgary, Alberta T2G 0R3 Website: www.fording.ca

FORDING TO COMPLETE ROYALTY REORGANIZATION

CALGARY, December 18, 2006 – Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) today announced that it will complete an internal reorganization on January 1, 2007 in order to convert into a royalty trust.  Following completion of the transaction, the Trust will no longer be subject to the non-resident ownership restrictions applicable to mutual fund trusts under the Income Tax Act (Canada). The Trust has received a favourable tax ruling from the Canada Revenue Agency that will allow it to proceed with the reorganization.

As a result of the recent announcement by the Department of Finance regarding the proposed taxation of distributions made by certain income trusts, the Trustees have determined that the royalty reorganization should not be undertaken in accordance with the terms of the plan of arrangement described in the management information circular of the Trust dated March 31, 2006 as completing the transaction in the manner described therein is no longer in the best interests of the Trust or its unitholders. The Trustees have determined that the royalty reorganization can be completed by way of an internal reorganization in the existing trust, without requiring the Trust to transfer all of its assets to a new trust.

About Fording

Fording Canadian Coal Trust is an open-ended mutual fund trust. Through investments in metallurgical coal and industrial minerals mining and processing operations, the Trust makes quarterly cash distributions to unitholders. The Trust, through its subsidiaries, holds a 60% interest in the Elk Valley Coal Partnership and is a leading producer of the industrial mineral wollastonite. Elk Valley Coal Partnership, comprised of Canada's senior metallurgical coal mining properties, is the world's second largest exporter of metallurgical coal, supplying high-quality coal products to the international steel industry. The Trust’s shares are traded on the Toronto Stock Exchange under the ticker symbol FDG.UN and on the New York Stock Exchange under the symbol FDG.

Forward-looking Information

Certain information included in this document is of a forward-looking nature. Forward-looking information is subject to known and unknown risks, as well as uncertainties and other factors. Accordingly, actual results may differ materially from those expressed or implied in forward-looking information. Some of the risks, uncertainties and other factors affecting Fording Canadian Coal Trust are discussed in our public filings with the securities regulatory authorities in Canada and the United States. Copies of Fording Canadian Coal Trust’s Canadian filings, including our most recent management information circular, annual information form, annual report, quarterly reports, material change reports and news releases, are available online at www.sedar.com, and copies of our U.S. filings, including our most recent annual report on Form 40-F as supplemented by filings on Form 6-K, are available at www.sec.gov. Information in this document is presented as of December 18, 2006 and is subject to change after this date. However, Fording Canadian Coal Trust disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information contact:

Paul Armstrong

Catherine Hart

Director, Investor Relations

Investor Relations Analyst

403-260-5215

403-260-9817

Email: investors@fording.ca

Website: www.fording.ca